
SEC MAIL PROCESSING
RECEIVED
DEC 19 2003
WASH. D.C. 158 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03043138

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of December 18, 2003
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-110100
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.2	ABS Term Sheets provided by Deutsche Bank Securities

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

December 18, 2003

By: /s/ Wade Walker
Senior Vice President -Asset Securitization

EXHIBIT 99.2

ABS Term Sheets provided by
Deutsche Bank Securities

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Deutsche Bank Securities



FHASI 04-1

15 Year Jumbo Fixed Rate Product

Collateral Description

Product	Jumbo 15 year Fixed	
Amount	$39,080,000	+/- 5%
Settle	January 30, 2004	
Gross WAC	5.440%	+/- 10 bps
Servicing Fee	25 bps	(est.)
WAM	178	+/- 2
Weighted Average LTV	62.0%	+/- 5%
Average Loan Balance	$525,000	+/- 10%
Full/Alt Documentation	90%	(min.)
SF/PUD	90%	(min.)
Primary Residence	90%	(min.)
Average FICO	725	+/- 15
Loans > 80% LTV, no MI	0%	
State Concentration	25% California	(max.)
Delivery Variance	Plus/Minus 5%	
Expected Rating Agencies	2 of 3	

Deutsche Bank Securities



FHASI 04-1

30 Year Jumbo Fixed Rate Product

Collateral Description

Product	Jumbo 30 year Fixed	
Amount	$156,320,000	+/- 5%
Settle	January 30, 2004	
Gross WAC	6.100%	+/- 10 bps
Servicing Fee	25 bps	(est.)
WAM	358	+/- 2
Weighted Average LTV	69.0%	+/- 5%
Average Loan Balance	$500,000	+/- 10%
Full/Alt Documentation	90%	(min.)
SF/PUD	90%	(min.)
Primary Residence	90%	(min.)
Average FICO	725	+/- 15
Loans > 80% LTV, no MI	0%	
State Concentration	30% California	(max.)
Delivery Variance	Plus/Minus 5%	
Expected Rating Agencies	2 of 3	